Exhibit 12.1

SOTHERLY HOTELS INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
	2017	2016	2015	2014	2013
Earnings
Pre-tax income (loss) from continuing operations	$1,767,293	$(467,485)	$5,061,620	$(2,466,232)	$(2,977,496)
Subtract: Income from equity investees	-	-	(475,514)	(307,370)	(449,500)
Add: Fixed charges	14,975,899	16,611,925	16,515,827	14,636,870	9,606,479
Add: Amortization of capitalized interest	77,799	77,799	77,799	77,799	77,799
Add: Distributed income of equity investees	-	-	600,000	750,000	1,000,000
Total Earnings	$16,820,991	$16,222,239	$21,779,732	$12,691,067	$7,257,282

Fixed Charges and Preferred Stock Dividends
Contractual Interest expensed	$14,975,899	$16,611,925	$15,234,615	$13,208,196	$8,087,923
Amortized premiums, discounts and capitalized expenses related to indebtedness	751,729	1,123,182	1,281,212	1,428,674	1,518,556
Total Fixed Charges	15,727,628	17,735,107	16,515,827	14,636,870	9,606,479
Preferred stock dividends	3,781,639	1,144,889	-	-	-
Total Fixed Charges and Preferred Stock Dividends	$19,509,267	$18,879,996	$16,515,827	$14,636,870	$9,606,479
Ratio of Earnings to Fixed Charges	1.07	0.91	1.32	0.87	0.76
Deficiency	N/A	$1,512,868	N/A	$1,945,803	$2,349,197
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.86	0.86	1.32	0.87	0.76
Deficiency	$2,688,276	$2,657,757	N/A	$1,945,803	$2,349,197